NOTICE AND LETTERS OF TRANSMITTAL

To accompany certificate(s) formerly representing

Common Shares, Options and/or Warrants

of

CUSAC GOLD MINES LTD.

Pursuant to the Acquisition by way of Statutory Plan of Arrangement Involving

Hawthorne Gold Corp.

and

0811381 B.C. Ltd.

and

Cusac Gold Mines Ltd.

Sirs and Mesdames:

You are receiving this Notice in connection with the acquisition by way of statutory plan of arrangement (the “Arrangement”) of all of the outstanding securities of Cusac Gold Mines Ltd. (“Cusac”) by Hawthorne Gold Corp. (“Hawthorne”), pursuant to an arrangement agreement dated effective December 18, 2007, as amended, among Hawthorne, 0811381 B.C. Ltd. and Cusac (the “Arrangement Agreement”).  The Arrangement was approved by the Supreme Court of British Columbia on March 25, 2008.  Accompanying this Notice are two letters of transmittal, one for Cusac shareholders (the “Shareholder Letter of Transmittal”) and the other for Cusac option and/or warrant holders (the “Convertible Securities Letter of Transmittal”).

The Shareholder Letter of Transmittal may be used by you to exchange your present certificate(s) representing common shares of Cusac (the “Cusac Shares”), or the proper transferee or assignee of such registered holder(s), for common shares of Hawthorne (the “Hawthorne Shares”), on the basis of nineteen (19) Cusac Shares for one (1) Hawthorne Share (the “Share Exchange Ratio”).  Any fractional number of Hawthorne Shares issued in accordance with the Arrangement will be rounded down to the nearest whole number.

In the event that you hold options and/or warrants to purchase Cusac Shares that are qualified to be converted to Hawthorne Shares as more particularly described in the Arrangement Agreement (together, the “Cusac Convertible Securities”), you may use the Convertible Securities Letter of Transmittal to convert the Cusac Convertible Securities for an option or a warrant of Hawthorne, as the case may be (a “Converted Hawthorne Security”).  The Cusac Convertible Securities will be converted to a Converted Hawthorne Security on the basis of multiplying (i) the number of Cusac Shares subject to such Cusac Convertible Securities by (ii) the Share Exchange Ratio.  The exercise price per Hawthorne Share subject to such Converted Hawthorne Security will be the amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient obtained by dividing (i) the exercise price per Cusac Share subject to such Cusac Convertible Securities by (ii) the Share Exchange Ratio.

Please read carefully the explanatory notes on the reverse side of the Shareholder Letter of Transmittal and if applicable to you, the Convertible Securities Letter of Transmittal.  Holders of Cusac Shares and/or of Cusac Convertible Securities forwarding certificate(s) to Pacific Corporate Trust Company by mail are advised, for their own protection, to do so by Registered Mail.

DATED:  April 10, 2008

CUSAC GOLD MINES LTD.

Per:

(signed)  David Brett

David Brett

Chief Executive Officer

SHAREHOLDER LETTER OF TRANSMITTAL

TO:

PACIFIC CORPORATE TRUST COMPANY

The undersigned hereby delivers to you the following share certificate(s) for shares in Cusac Gold Mines Ltd. (“Cusac”), in exchange for common shares of Hawthorne Gold Corp Ltd. (“Hawthorne”) on the basis of nineteen (19) shares of Cusac for one (1) share of Hawthorne.

Certificate No.	Name in which Registered	Value of Debenture

 (If space is insufficient, please attach list)

The above listed share certificate(s) are hereby surrendered in exchange for certificate(s) representing common shares of Hawthorne on the basis of nineteen (19) shares of Cusac for one (1) share of Hawthorne.  Where the exchange results in a fractional share, the number of Hawthorne common shares will be rounded to the nearest whole common share.  The terms of such conversion are more particularly set out in the arrangement agreement dated effective December 18, 2007, as amended, among Hawthorne, 0811381 B.C. Ltd. and Cusac.

You are hereby authorized and directed to issue the new certificate(s) as follows:

PLEASE PRINT CLEARLY

(First Name or Company Name)		(Surname, if applicable)

(Number & Street)	(City, Province/State)	(Postal/Zip Code)

DATED: _____________________________, 20 ___.

      ____________________________________

      (Signature of Debentureholder*)

NOTE:  This Shareholder Transmittal Letter, together with your share certificate(s), should be sent by REGISTERED MAIL to Pacific Corporate Trust Company, 510 Burrard Street, 2nd Floor, Vancouver, BC, V6C 3B9, and not to the business or registered office of Hawthorne or Cusac.

SEE EXPLANATORY NOTES ON THE REVERSE SIDE HEREOF.

EXPLANATORY NOTES
(SHAREHOLDER LETTER OF TRANSMITTAL)

1.

CERTIFICATES WHICH MUST BE ENDORSED

If you request that certificates be registered in the name or names other than that shown on the face of the certificates surrendered, such certificates must be properly endorsed in the place provided on the back thereof, and the signature must be guaranteed by a Canadian chartered bank, or by a financial institution that is a member of the Medallion program.

2.

CERTIFICATE NOT TO BE ENDORSED

Certificates need not be endorsed if the new certificates are requested in the same name as that shown on the face of the certificate(s) surrendered.

3.

CHARGE FOR NEW CERTIFICATES

Each registered shareholder is entitled, without charge, to have issued to him/her, one certificate in the name of Hawthorne Gold Corp. for each certificate surrendered by him/her, whether or not the certificate is to be issued in the same name as that shown on the certificate surrendered; however, a fee of $5.00 must be remitted for each additional certificate required.

4.

FRACTIONS

No fractions will be issued.  All fractions of shares of one-half or greater will be rounded down to next nearest full share, and all other fractions will be cancelled.

5.

LOST CERTIFICATES

If a share certificate has been lost or destroyed, the Shareholder Letter of Transmittal must be completed as fully as possible and forwarded to Pacific Corporate Trust Company, Attn: Client Services Dept., 510 Burrard Street, 2nd Floor, Vancouver, BC, V6C 3B9, together with a letter confirming the loss.  A representative of Pacific Corporate Trust Company will contact you in writing to advise of the replacement requirements.

CONVERTIBLE SECURITIES LETTER OF TRANSMITTAL

TO:

PACIFIC CORPORATE TRUST COMPANY

The undersigned hereby delivers to you the following option and/or warrant certificate(s) (the “Cusac Convertible Securities”) convertible into shares of Cusac Gold Mines Ltd. (“Cusac”) in exchange for an option and/or warrant certificate of Hawthorne Gold Corp. Ltd. (“Hawthorne”), as the case may be, on terms more particularly set out below.

Certificate No.	Name in which Registered	Value of Debenture

 (If space is insufficient, please attach list)

The above listed option and/or warrant certificate(s) are hereby surrendered in exchange for certificate(s) representing an option and/or warrant of Hawthorne (a “Converted Hawthorne Security”) to acquire (on the same terms and conditions as were applicable to such Cusac Convertible Security) that number (rounded down to the nearest whole number) of common stock of Hawthorne (the “Hawthorne Shares”) determined by multiplying (i) the number of common stock of Cusac (a “Cusac Share”) subject to such qualified Cusac Convertible Security by (ii) 0.0526 (the “Share Exchange Ratio).  The exercise price per Hawthorne Share subject to such Converted Hawthorne Security will be the amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient obtained by dividing (i) the exercise price per Cusac Share subject to such Cusac Convertible Security by (ii) the Share Exchange Ratio.  The terms of such conversion are more particularly set out in the arrangement agreement dated effective December 18, 2007, as amended, among Hawthorne, 0811381 B.C. Ltd. and Cusac.

You are hereby authorized and directed to issue the new certificate(s) as follows:

PLEASE PRINT CLEARLY

(First Name or Company Name)		(Surname, if applicable)

(Number & Street)	(City, Province/State)	(Postal/Zip Code)

DATED: _____________________________, 20 ___.

      ____________________________________

      (Signature of Debentureholder*)

NOTE:  This Convertible Securities Letter of Transmittal Letter, together with your option and/or warrant certificate(s), should be sent by REGISTERED MAIL to Hawthorne Gold Corp., Suite 1818, 701 West Georgia Street, Vancouver, BC, V7Y 1C6, and not to the business or registered office of Cusac.

SEE EXPLANATORY NOTES ON THE REVERSE SIDE HEREOF.

EXPLANATORY NOTES

(CONVERTIBLE SECURITIES OF TRANSMITTAL)

1.

CERTIFICATES WHICH MUST BE ENDORSED

If you request that certificates be registered in the name or names other than that shown on the face of the certificates surrendered, such certificates must be properly endorsed in the place provided on the back thereof, and the signature must be guaranteed by a Canadian chartered bank, or by a financial institution that is a member of the Medallion program.

2.

CERTIFICATE NOT TO BE ENDORSED

Certificates need not be endorsed if the new certificates are requested in the same name as that shown on the face of the certificate(s) surrendered.

3.

CHARGE FOR NEW CERTIFICATES

Each registered shareholder is entitled, without charge, to have issued to him/her, one certificate in the name of Hawthorne Gold Corp. for each certificate surrendered by him/her, whether or not the certificate is to be issued in the same name as that shown on the certificate surrendered; however, a fee of $5.00 must be remitted for each additional certificate required.

4.

FRACTIONS

No fractions will be issued.  All fractions of options and/or warrants will be rounded down to next nearest whole number.

5.

LOST CERTIFICATES

If an option and/or warrant certificate has been lost or destroyed, the Convertible Securities Letter of Transmittal must be completed as fully as possible and forwarded to Hawthorne Gold Corp., Suite 1818, 701 West Georgia Street, Vancouver, BC, V7Y 1C6, together with a letter confirming the loss.  A representative of Hawthorne Gold Corp. will contact you in writing to advise of the replacement requirements.